Exhibit 99.1



FOR IMMEDIATE RELEASE

Investor Contact:	**Media Contact:**
Robert S. Schneider	**Maria F. Slippen**
USI Holdings Corporation	**USI Holdings Corporation**
914-749-8502	**914-749-8511**
rschneider@usi.biz	**maria.slippen@usi.biz**

USI Holdings Corporation Elects William L. Atwell as New Independent Director

BRIARCLIFF MANOR, N.Y. – March 6, 2006 – USI Holdings Corporation (Nasdaq: USIH) today announced that its Board of Directors has elected William L. Atwell as a new independent Director of the Company.

Mr. Atwell recently retired as an executive vice president from The Charles Schwab Corporation where he was instrumental in the turnaround of the company's retail business as well as the launch of the Charles Schwab Bank. Prior to Schwab, Mr. Atwell served CIGNA Corporation as Senior Vice President of National Sales & Delivery Network overseeing sales and HMO operations including a staff of over 12,000 in 44 states. Mr. Atwell served Citibank/Citicorp for over 20 years in executive positions both in the U.S. and internationally. He started with the company as a financial analyst, he soon moved into management roles overseeing branches and credit operations and eventually the upstate New York commercial banking subsidiary with total assets of $5 billion serving the communities of Buffalo, Rochester, Syracuse, Utica and Albany. In all his roles with Citibank/Citicorp, he consistently delivered in the areas of margin expansion, market share growth, integration and increases in both customer and staff satisfaction.

Commenting on the announcement, USI's Chairman, President and CEO David L. Eslick said, "I am very pleased that Bill has agreed to join our Board. The opportunity to add an experienced executive with his practical financial service experience and personal skills speaks highly of USI as a company. His expertise and experience in integration, markets, organic growth and organizational structure will be an asset to me and the USI senior management team. We look forward to working with him to achieve our strategic goals."

About USI Holdings Corporation

Founded in 1994, USI is a leading distributor of insurance and financial products and services to businesses throughout the United States. USI is headquartered in Briarcliff Manor, NY, and operates out of 71 offices in 19 states. Additional information about USI may be found at www.usi.biz.